UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2016

      ALON BLUE SQUARE ISRAEL LTD.

(translation of registrant’s name into English)

EuroparkYakum, France Building,

Yakum 60972 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F:

Form 20-F  ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

This Report on Form 6-K of Alon Blue Square Israel Ltd. consists of the following documents, which are attached hereto and incorporated by reference herein:

Exhibit 99.1 Press Release: Alon Blue Square Notified of Results of Series C Bondholders' Meeting

Exhibit 99.2 Summary of the revised updated offer from Mr. Moti Ben-Moshe.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

ALON BLUE SQUARE ISRAEL LTD.

February 16, 2016	By:	/s/ Zehavit Shahaf
Zehavit Shahaf, Adv.
General Counsel and Corporate Secretary